    3471 River Hills Drive, Cincinnati, Ohio 45244                                Telephone (513) 271-3700

March 5, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No.000-14902 (“2012 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated February 20, 2013 related to the above-referenced filing of Meridian Bioscience, Inc. (“Meridian” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Manufacturing, page 11

1.
We note your statement on page 21 that “We currently sole-source from a U.S. manufacturer the illumipro-10® instrument on which our illumigene® molecular testing platform operates.” Since the illumigene® molecular testing platform maybe a material element of net sales for your Diagnostics segment and the company’s consolidated net sales, please provide proposed draft disclosure for inclusion in future filings that expands your discussion to more clearly describe the components of the illumigene® molecular testing platform that are sole-sourced including an assessment of the materiality of such components to the completed products and the availability of substitute sources. In addition, please quantify the amount of sales attributable to, or dependent upon, the illumipro-10® instrument supplied by the sole-source supplier. To the extent applicable, please further revise your risk factor included on page 21 titled “We depend on sole-source suppliers for certain critical components and products. A supply interruption could adversely affect our business” to more specifically address the risks associated with this particular component and its supplier.

Mr. Jim B. Rosenberg
March 5, 2013

If you are substantially dependent on any of your raw material or component suppliers, please file copies of the related agreements as exhibits and discuss them in greater detail in your business section. If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination.

Response: We propose the following draft disclosure for inclusion in future filings:

“We depend on sole-source suppliers for certain critical components and products. A supply interruption could adversely affect our business.

Raw Materials and Components
Our diagnostic products are made from a wide variety of raw materials that are biological or chemical in nature, and that generally are available from multiple sources of supply. We sole-source certain raw materials and components due to FDA regulations, which make it time consuming and costly to switch raw materials and components in FDA cleared products.  If certain suppliers fail to supply required raw materials or components, we will need to secure other sources which may require us to conduct additional development and testing and obtain regulatory approval. These activities require significant time and resources, and there is no assurance that new sources will be secured or regulatory approvals, if necessary, will be obtained.

One third party manufactures our proprietary illumipro-10™ Incubator Reader (instrument), a component of our illumigene® molecular system.  This instrument is manufactured exclusively for Meridian according to our specifications, with the cost of each instrument being relatively inexpensive.  While other manufacturers for this type of instrument are available, we source solely from one manufacturer due to the FDA regulations and costs involved in clearing the system for marketing in the United States.  If this third-party manufacturer fails to supply us with instruments, we will need to secure another manufacturer, and it may take as long as 12 months to transfer instrument manufacturing.  As revenues for our illumigene® molecular system accounted for $XX million or XX% of consolidated sales for fiscal 2013, $23 million or 13% for fiscal 2012 and $9 million or 6% for fiscal 2011, an interruption in the manufacturing of this system could have a material adverse effect on our operating results.

Additionally, one third party manufactures one certain reagent for use with our illumigene® assays.   While alternative suppliers exist, we elect to utilize this third party exclusively in order to maintain consistency in our materials, which is critical in complying with FDA regulatory requirements.

Mr. Jim B. Rosenberg
March 5, 2013

Finished Products
We outsource the manufacturing for certain finished diagnostic products to third parties.  A disruption in the supply of these finished products could have a material adverse affect on our business until we find another supplier or bring manufacturing in house.

Three products manufactured exclusively for us by two separate and independent companies accounted for XX%, 13% and 12% of consolidated sales in fiscal 2013, 2012, and 2011, respectively. Meridian owns all right and title to the FDA 510(k) clearances for these products.

Activities undertaken by Meridian to reduce the risk of these sole-supplier arrangements include maintaining adequate inventory levels, supplier qualification procedures, supplier audits, site visits and frequent communication. Additionally, we have identified potential alternate suppliers.”

We periodically evaluate disclosures related to our sole-source suppliers.  We have considered the appropriate level of detail regarding these companies and the raw materials and components they supply. We evaluate the level of revenues derived from these raw materials, components and finished products.  Based on these evaluations, we conclude our revised disclosure provides the detail necessary to understand the risk associated with investing in our common stock.

We also analyzed whether our agreements with these sole-source suppliers are required to be filed pursuant to Item 601(b)(10)(ii)(B) and concluded they are not required to be filed. These contracts are of the nature that ordinarily accompanies the kind of business conducted by the Company, i.e. they are made in the ordinary course of the Company’s business.  These contracts do not involve the purchase of the major part of the Company’s requirements of goods, services or raw materials.

Notes to Consolidated Financial Statements,
(1) Summary of Significant Accounting Policies
(i) Revenue Recognition, page 57

2.a	Please refer to your revenue recognition policy for illumigene molecular test systems.
•	Tell us:
o	The delivery period and how you recognize revenue for each of the elements in the bundled product that includes an instrument, instrument accessories and test kits;
o
What the sentence “If not sold outright, amounts invoiced for the illumigene® test kits cover the instrument, accessories and test kits"
means particularly with regard to “if not sold outright” and the use of “test kits” twice in that sentence;

Mr. Jim B. Rosenberg
March 5, 2013

o	How you recognize revenue in cases when “not sold outright;”
o
How your revenue recognition policy that says “Revenue is recognized based on test kit sales” works and how it complies with GAAP assuming test kit refers to that which is included in the bundled product (i.e. the illumigene® molecular test system); and

o
Why it is appropriate under GAAP to recognize, if not sold outright, costs for the instruments over their three year expected utilization period and how you recognized the costs of the other elements of the bundled product (i.e. instrument accessories and test kits).

illumigene® Overview
Our illumigene® molecular testing system consists of an instrument (illumipro-10™ Incubator Reader), and instrument accessories (keyboard, printer, workstation) on which test kits to detect various infectious diseases are run.  Our primary sales model in the United States is to place the instrument and accessories at a nominal or de minimis cost to the customer, with sales of test kits to follow over the expected three-year utilization period of the instrument.  Any amounts received from customers related to the instrument and instrument accessories are used to offset the amount of deferred cost (see discussion below regarding treatment of deferred costs).

Our instrumentation includes the illumipro-10™ and instrument accessories.  The customer must validate the molecular testing system before beginning to purchase test kits on a regular basis for reporting patient test results to physicians.  Validation is a part of the “set-up” process that all clinical laboratories are required to complete before being able to utilize a diagnostic test for reporting patient results to physicians.  The set-up process generally takes approximately 60 to 90 days.  Once the instrument has been validated by the customer, the utilization period begins and the customer then regularly purchases test kits for use on the illumipro-10™.  At this point, amortization of any deferred costs begins.

The delivery period and how you recognize revenue for each of the elements in the bundled product that includes an instrument, instrument accessories and test kits;

Delivery period-
a.
Instrument and instrument accessories - Our instrument and instrument accessories are delivered at the beginning of an expected three-year utilization period.  It generally takes a customer from approximately 60 to 90 days to complete the set-up process described above.  The three-year utilization period is based on the expected useful life of the instrument and instrument accessories.

b.	Our test kits are delivered throughout the utilization period of the instrument, based on a customer’s test volume demand.

Mr. Jim B. Rosenberg
March 5, 2013

Revenue recognition-
a.
Instrument and instrument accessories- There is no revenue associated with the placement of the instrument and instrument accessories.  The initial cost of these items is capitalized as a deferred asset and amortization of these costs begins after the set-up process over the expected utilization period.  Meridian has considered the guidance in ASC 605-25 related to multiple element arrangements.  In our case, the delivered item would be the instrumentation and the undelivered items would be future test kits.  Our instrumentation has no standalone value because only our illumigene® test kits will operate on our illumipro-10™ Incubator Reader.  The guidance in ASC 605-25 is clear that the delivered item must have value to the customer on a standalone basis in order to be considered a separate unit of accounting.  Deferred costs are recovered through the sale of future test kits.

b.	Test kits- Revenue is recognized upon shipment and title transfer to the customer.

What the sentence “If not sold outright, amounts invoiced for the illumigene® test kits cover the instrument, accessories and test kits” means particularly with regard to “if not sold outright” and the use of “test kits” twice in that sentence;

“if not sold outright”- We use a different sales model in countries outside the United States, where our product distribution channel is through independent distributors.  Our sales model in this context is one in which the independent distributor purchases from us and inventories the illumipro-10™ instruments, instrument accessories and test kits.  Under this sales model, we are recognizing normal profit margins in selling to independent distributors.  Thus, for accounting purposes, there is no deferral of costs for the instrument and instrument accessories.  The revenues and costs for each product (illumipro-10™ instruments, instrument accessories and test kits) are recognized upon shipment and title transfer to the customer (independent distributor).  We have referred to this in our disclosures as “sold outright.”

Use of “test kits” twice- the “instrument, accessories and test kits” in this sentence refers to the instrument and instrument accessories described above.  The cost of the instrument and instrument accessories is deferred and recognized in cost of goods sold over the expected three-year utilization period of the instrument.  This cost of the instrument and instrument accessories is recovered through profits recognized based on “amounts invoiced for illumigene® test kits”, which refers to test kits sold to the customer throughout the instrument utilization period.  The footnote has been modified to clarify.

Mr. Jim B. Rosenberg
March 5, 2013

How you recognize revenue in cases when “not sold outright;”

Response- Outside of the United States, illumipro-10™ instruments are “sold outright” as discussed above.  For sales in the United States, revenue is recognized on illumigene® test kits upon shipment and transfer of title to the customer.  No revenue is recognized for the illumigene® instrument and instrument accessories in the United States.  Revenue is associated with sales of illumigene® test kits sold to customers.

How your revenue recognition policy that says “Revenue is recognized based on test kit sales” works and how it complies with GAAP assuming test kit refers to that which is included in the bundled product (i.e. the illumigene® molecular test system);

Response- In this case, “Revenue is recognized based on test kit sales” refers to sales of illumigene® test kits over the expected three-year utilization period of the instrument.  As discussed above, revenue for test kit sales is recognized at time of shipment.

Why it is appropriate under GAAP to recognize, if not sold outright, costs for the instruments over their three year expected utilization period and how you recognized the costs of the other elements of the bundled product (i.e. instrument accessories and test kits).

Response- We defer our cost for the illumipro-10™ instrument and accessories and recognize it in cost of goods sold over their expected utilization period in order to match such costs with the related revenue from future sales of test kits.  Our balance sheet includes the caption “deferred illumigene® instrument costs, net,” which represents the unamortized balance of the deferred instrument and instrument accessory costs.  The cost of the illumigene® test kits, which are consumed by the customer throughout the utilization period are recognized in cost of goods sold upon shipment to the customer.

Although the US GAAP literature does not include revenue recognition guidance for our illumigene® instrumentation costs that is directly on point, the US GAAP literature does contain several examples where costs may be capitalized or deferred in order to match with corresponding revenues (e.g., loan origination costs and incremental direct customer set-up and similar costs incurred after a contract is signed).  Meridian believes that its illumigene® instrument and instrument accessories costs most closely align with customer set-up and similar costs that are incurred after a contract is signed.  In this case the contract may take the form of one or more of the following written documents: customer purchase order, Meridian sales invoice, Meridian pricing agreement, and/or a customer supply agreement.

Mr. Jim B. Rosenberg
March 5, 2013

Meridian also believes the SEC Staff has been supportive of this type of accounting policy based on certain speeches by Mr. Russell P. Hodge (SEC Accounting Fellow) in December 2003 and December 2004.

Meridian has considered whether its deferred illumigene® instrument and instrument accessory costs satisfy the definition of an asset.  Concepts Statement No. 6 defines an asset as:  “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”  In this case, the future economic benefits to Meridian are the future test kit sales, and the past transaction is the placement of the instrument and instrument accessories.   As with our other long-term assets, we conduct periodic realizability tests on our deferred illumigene® costs in order to evaluate asset impairment.

Realizability of our deferred illumigene® instrument and instrument accessory costs is determined based on a comparison of the deferred costs to projected illumigene® test kit sales and expected margins.  This realizability test is performed at least annually, or more frequently if events occur that could indicate impairment.

2.b.	Provide us proposed revised revenue recognition policy disclosure to be included in future periodic reports to address the above bullets, as necessary, and to otherwise clarify your policy.

Response: After considering your comment, we intend to use the following disclosure in our future filings on Form 10-Q and 10-K:

“Revenue for our U.S. Diagnostics segment includes revenue for our illumigene® molecular test system.  This system includes an instrument, instrument accessories and test kits.  Generally, the instrument and instrument accessories are provided at a nominal or de minimis cost to our customers.  The cost of the instrument and instrument accessories are deferred upon placement at a customer and amortized into cost of sales over the expected utilization period, generally three years.  Revenue for the sale of test kits is recognized upon shipment of the kits.”

Signatures, page 78

3.
In future filings, the report should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which the report is signed. See General Instruction D(2) to Form 10-K.

Response: In future filings, we intend to comply with General Instruction D(2) to Form 10-K.

Mr. Jim B. Rosenberg
March 5, 2013

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 272-5282.

Sincerely,

MERIDIAN BIOSCIENCE, INC.

By:    /s/ John A. Kraeutler
John A. Kraeutler
Chief Executive Officer

cc:  F. Mark Reuter, Esq.